SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                              ----------------------

                                  SCHEDULE 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2(1)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               EMCORE CORPORATION
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of class of securities)


                                                     290846104
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement.( ) (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)




                        (CONTINUED ON FOLLOWING PAGE(S))








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         1.   NAMES OF REPORTING PERSONS.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Uniroyal Technology Corporation                 EIN. 65-0341868


         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) _____________                      G

              (b) ______________                     G


         3.   SEC USE ONLY



         4.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


         Number of                  5.      SOLE VOTING POWER
         Shares                             642,857 *
         Beneficially
         Owned by Each
         Reporting
         Person With:

                                    6.      SHARED VOTING POWER
                                            0



                                    7.      SOLE DISPOSITIVE POWER
                                            642,857*



                                    8.      Shared Dispositive Power
                                            0



         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              642,857*


       10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                  (     )


       11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              6.4% *


       12.    TYPE OF REPORTING PERSON
              CO



*  Convertible into common stock of the issuer at $14 per share.



ITEM 1(A).    NAME OF ISSUER:
                  EMCORE Corporation


ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  394 Elizabeth Avenue
                  Somerset, New Jersey 08873


ITEM 2(A).    NAME OF PERSON FILING:

                  This statement is filed on behalf of:

                            Uniroyal Technology Corporation


ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of the Reporting Person is:

                            Two North Tamiami Trail
                            Suite 900
                            Sarasota, Florida 34236


ITEM 2(C).        CITIZENSHIP:

                      Delaware


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

          Series I Redeemable Convertible Preferred Stock $.0001 par value *








*  Convertible into common stock of the issuer at $14 per share.













ITEM 2(E).        CUSIP NUMBER:
                  290846104  (underlying common stock)

ITEM 3.           Not applicable.

ITEM 4.           OWNERSHIP.

                  (a)  Amount beneficially owned:   642,857*

                  (b)  Percent of class:  6.4% *

                  (c) Number of shares as to which the person has:

                      (i)   Sole power to vote or to direct the vote  642,857.*

                      (ii) Shared power to vote or to direct the vote 0 .

                      (iii) Sole power to dispose or to direct the disposition of 642,857.*

                      (iv) Shared power to dispose or to direct the disposition of 0 .

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


*  Convertible into common stock of the issuer at $14 per share.


                                    SIGNATURE


              After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


December 9, 1998


                                      UNIROYAL TECHNOLOGY CORPORATION




                                       Name:  George J. Zulanas, Jr.
                                       Title: Vice President, Treasurer
                                              and Chief Financial Officer